Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-232928
Relating to the Preliminary Prospectus Supplement dated December 7, 2020

Occidental Petroleum Corporation

Pricing Term Sheet

December 8, 2020

$750,000,000 5.50% Senior Notes due 2025
$1,250,000,000 6.125% Senior Notes due 2031

Issuer:	Occidental Petroleum Corporation (the “Company”)

Trade Date:	December 8, 2020

Settlement Date*:	December 22, 2020 (T+10)

Title:	5.50% Senior Notes due 2025 (the “2025 Notes”)
6.125% Senior Notes due 2031(the “2031 Notes”)

Expected Ratings
(Moody’s/S&P/Fitch)**:	Ba2/BB-/BB

Principal Amount:	2025 Notes: $750,000,000
2031 Notes: $1,250,000,000

Maturity Date:	2025 Notes: December 1, 2025
2031 Notes: January 1, 2031

Interest Payment Dates:	2025 Notes: Semi-annually on June 1 and December 1, commencing June 1, 2021
2031 Notes: Semi-annually on July 1 and January 1, commencing July 1, 2021

Record Dates:	2025 Notes: May 15 and November 15
2031 Notes: June 15 and December 15

Coupon:	2025 Notes: 5.50% per annum
2031Notes: 6.125% per annum

Benchmark Treasury:	2025 Notes: UST 0.375% due November 30, 2025
2031 Notes: UST 0.875% due November 15, 2030

Spread to Benchmark Treasury:	2025 Notes: T + 511.9 bps
2031 Notes: T + 521.9 bps

Initial Price to Public:	2025 Notes: 100.0%
2031 Notes: 100.0%

Optional Redemption Provisions:

	2025 Notes:	Make-Whole Call: UST + 50 bps
Par Call: On or after September 1, 2025

	2031 Notes:	Make-Whole Call: UST + 50 bps
Par Call: On or after July 1, 2030

CUSIP / ISIN:		2025 Notes: 674599 EE1 / US674599EE17
2031 Notes: 674599 EF8 / US674599EF81

Joint Active Book-Running Managers:		RBC Capital Markets, LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC

Joint Book-Running Managers:		BofA Securities, Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.

Senior Co-Managers:		BBVA Securities Inc.
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Standard Chartered Bank
TD Securities (USA) LLC

Co-Managers:		U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
Siebert Williams Shank & Co., LLC

*We expect that delivery of the notes will be made against payment therefor on or about December 22, 2020, which will be the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. See “Risk Factors—Risks Related to the Notes—Our credit ratings may not reflect all risks of an investment in the notes and there is no protection in the indenture for holders of the notes in the event of a ratings downgrade. A downgrade in our credit rating could negatively impact our cost of and ability to access capital.” in the Company’s preliminary prospectus supplement dated December 7, 2020.

Changes to the Preliminary Prospectus Supplement
With respect to the table under the heading “Prospectus Supplement Summary—Recent Debt Management Transactions and Associated Maturity Profile” on page S-3 of the preliminary prospectus supplement, (a) the amount corresponding to the line item entitled “Liquidity” is hereby modified to “$6,900”; (b) under the caption “Maturity,” the amounts in the “Actual” column corresponding to the line items entitled “2024 – 2031,” “2032 – 2096”  and “Total Debt” are hereby modified to “17,624,” “12,206” and “$35,890,” respectively; (c) the first sentence of footnote (1) is amended and restated in its entirety to read as follows: “The amounts as of September 30, 2020 give pro forma effect to the completed Prior Debt Management Transactions.”; (d) the first sentence of footnote (3) is amended and restated in its entirety to read as follows: “Includes $214 million principal amount of our variable-rate term loan due 2021.”; and (e) other appropriate conforming changes are hereby made to give effect to clauses (a)-(d) and as otherwise may be required to reflect the terms described in this pricing term sheet.

****

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling RBC Capital Markets LLC collect at 1-646-992-7318, J.P. Morgan Securities LLC toll-free at 1-866-803-9204, Barclays Capital Inc. toll free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or SG Americas Securities, LLC toll free 1-855-881-2108.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s preliminary prospectus supplement dated December 7, 2020 and the accompanying prospectus dated July 31, 2019 and the documents incorporated by reference therein.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.